

Mail Stop 3561

January 22, 2018

Jack A. Scott
Chief Executive Officer
Spindle Inc.
1201 S. Alma School Rd., Suite 12500
Mesa, Arizona 85210

> **Re: Spindle Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Period Ended June 30, 2017**
> **Filed April 19, 2017 and August 14, 2017**
> **File No. 0-55151**

Dear Mr. Scott:

We issued comments to you on the above captioned filings on December 18, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 5, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products